BANK INVESTMENT FUND - LIQUIDITY FUND

	REPORT ON COMPLIANCE WITH CERTAIN RULES UNDER
	THE INVESTMENT COMPANY ACT OF 1940



Independent Auditor's Report


BOARD OF DIRECTORS
  Bank Investment Fund - Liquidity Fund and
  The Securities and Exchange Commission

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Bank Investment Fund - Liquidity Fund (the "Fund") complied with the requirements of subsection (b) and (c) of rule 17-f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2000. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2000 with respect to securities of Bank Investment Fund-Liquidity Fund:

Confirmation of all securities held by institutions in book entry form by Baystate Federal Savings Bank, Citizens
Bank, Fleet Bank, and Mellon Bank

Reconciliation of all such securities to the books and records of the Fund.

We believe that our examination provides a reasonable basis for our opinion.
 Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Bank Investment Fund - Liquidity Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31,
2000, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Bank Investment Fund - Liquidity Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


			Certified Public Accountants
			Parent McLaughlin & Nangle


February 1, 2001









	Management Statement Regarding Compliance with
	Certain Provisions of the Investment Company Act of 1940





We, as members of management of Bank Investment Fund - Liquidity
Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2000, and from July 7, 2000 through December 31, 2000.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2000, and from
July 7, 2000 through December 31, 2000, with respect to securities reflected in the investment account of the Fund.



Bank Investment Fund - Liquidity Fund



By:
William F. Casey, Jr.
President and Chief Executive Officer